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                               May 22, 2023

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1001 Bolling Avenue, 406
       Norfolk, VA 23508

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 10, 2023
                                                            File No. 024-12221

       Dear Alan Beal:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A Filed on May 10, 2023

       General

   1. In Part 1, Item 4, please update the portion of the aggregate offering price attributable to securities sold on the
Company's prior 1-A filing within the last 12 months.
   2. Please refile your exhibits and financial statements in the proper text-searchable format.
                                                        Please refer to Section
5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of
                                                        Regulation S-T.
       Cover Page

   3. We note your disclosure that the Company will be issuing warrants equivalent to 3% of the aggregate number of
Class C Shares sold in the Offering. Please clarify whether you are seeking to qualify
the shares underlying the warrants. If not, please tell us why you are not seeking to qualify
the common shares underlying the warrants.
 Alan Beal
Armed Forces Brewing Company, Inc.
May 22, 2023
Page 2
Exhibits

4. Please review the Exhibits filed against the Exhibits index on page 99, and confirm all listed Exhibits have been filed. For example, the Exhibit Index lists the Escrow
       Agreement as Exhibit 1A-8; however, an Exhibit 1A-8 was not filed.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,
FirstName LastNameAlan Beal
                                                             Division of
Corporation Finance
Comapany NameArmed Forces Brewing Company, Inc.
                                                             Office of
Manufacturing
May 22, 2023 Page 2
cc:       Kendall A. Almerico
FirstName LastName